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                               ISONICS CORPORATION
                              5906 McIntyre Street
                             Golden, Colorado 80403



May 13, 2002

VIA EDGAR TRANSMISSION

Gail A. Pierce, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549

Re:  ISONICS CORPORATION
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON
     FORM SB-2 (FILE NO. 333-56562) FILED MARCH 5, 2001, AND AMENDED MAY 30, 2001 AND NOVEMBER 6, 2001

Dear Ms. Pierce:

     Isonics hereby requests withdrawal of its registration statement on Form SB-2 referenced above. We very much appreciate the time you and the other members of the Commission's staff took in reviewing the registration statement on Form SB-2. Isonics believes that a withdrawal of the registration statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a). Isonics does not intend to pursue the registration statement at this time, and this sets forth the grounds for seeking withdrawal as required by Rule 477(c). No securities were sold in connection with the offering described in the registration statement.


                                        Sincerely yours,



                                        James E. Alexander, President
                                        Isonics Corporation

cc:  Herrick K. Lidstone, Jr., Burns, Figa & Will, P.C.
     Brett Lewis, C.P.A., Grant-Thornton